                        MORGAN STANLEY SPECIAL VALUE FUND
                                522 Fifth Avenue
                               New York, NY 10036

November 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Larry Greene, Division of Investment Management
             Mail Stop 0505

RE:   MORGAN STANLEY SPECIAL VALUE FUND
      (FILE NOS. 333-06935 AND 811-7683)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Special Value Fund (the "Fund") filed with the
Securities and Exchange Commission on September 26, 2007. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number
17 to the Fund's registration statement on Form N-1A, which will be filed via
EDGAR on or about November 29, 2007.

                  GENERAL COMMENTS TO FORM N-1A
                  -----------------------------

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
            THE "TANDY" PROVISION.

                    Response 1. This response letter addressing the Staff's
                    comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                    Post-Effective Amendment.

COMMENT 2.  IN THE SELECTIVE REVIEW COVER LETTER, YOU STATE THAT NEW CLASS R AND
            CLASS W DO NOT HAVE A CONVERSION FEATURE. IS THERE ANY PARTICULAR
            REASON FOR THIS?

                    Response 2. W shares and R shares are offered only through specific programs to limited categories of investors.
                    Therefore, we do not believe a conversion feature is
                    appropriate for these share classes.

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                  COMMENTS TO THE PROSPECTUS
                  --------------------------

COMMENT 3.  UNDER THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION, THE PROSPECTUS
            STATES THAT THE INVESTMENT ADVISER CONSIDERS, AMONG OTHER FACTORS,
            "A COMPANY'S DIVIDEND YIELD" IN SELECTING SECURITIES. PLEASE CONFIRM
            WHETHER CONSIDERING DIVIDEND YIELD IS CONSISTENT WITH THE FUND'S
            INVESTMENT OBJECTIVE OF SEEKING LONG-TERM CAPITAL APPRECIATION.

                    Response 3. Considering dividend yield is consistent with
                    the Fund's investment objective because dividend yield, in some cases, gives the Fund's portfolio investment team a
                    sense about how undervalued a stock may be and, therefore, what its potential is for capital appreciation.

COMMENT 4.  ADD APPROPRIATE DISCLOSURE TO THE FEE TABLE IN THE PROSPECTUS IF THE
            FUND INVESTED IN OTHER INVESTMENT COMPANIES DURING THE LAST FISCAL
            YEAR.

                    Response 4. The Fund did not invest in other investment
                    companies during the prior fiscal year that would require
                    disclosure in the fee table.

COMMENT 5.  PLEASE CONFIRM WHETHER THE ADVISORY FEE RATE OF THE FUND INCLUDES
            BREAK POINTS.

                    Response 5. The advisory fee rate of the Fund does include break points, as disclosed under the "Investment Adviser and
                    Administrator" section of the SAI.

COMMENT 6.  THE LAST SENTENCE OF THE SECOND PARAGRAPH UNDER THE "EXCHANGING
            SHARES SUBJECT TO A CDSC" SECTION STATES THAT "NEVERTHELESS, IF
            SHARES SUBJECT TO A CDSC ARE EXCHANGED FOR A FUND THAT DOES NOT
            CHARGE A CDSC, YOU WILL RECEIVE A CREDIT WHEN YOU SELL THE SHARES
            EQUAL TO THE 12B-1 FEES, IF ANY, YOU PAID ON THOSE SHARES WHILE IN
            THAT FUND UP TO THE AMOUNT OF ANY APPLICABLE CDSC." DOES THIS MEAN
            THAT SUCH SHAREHOLDERS WILL RECEIVE AN AMOUNT HIGHER THAN NAV WHEN
            REDEEMING SHARES? ALSO, WHO PAYS FOR THE CREDIT REFERENCED IN THE
            DISCLOSURE (I.E., THE FUND, THE DISTRIBUTOR, THE INVESTMENT ADVISOR,
            ETC.)?

                    Response 6. When such shareholders redeem their shares, they will never receive more than NAV, as required under the
                    Investment Company Act of 1940. Under the circumstances
                    described in this section (i.e., exchanging shares of a fund subject to a CDSC for shares of a fund without a CDSC), such shareholders do not receive money back. Rather, they have
                    their CDSC reduced to zero. This is a credit against what
                    the Fund's distributor would have received from the CDSC, so it results in less money to the distributor. Given this, it is the distributor that "pays for the credit."

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                  COMMENTS TO THE SAI
                  -------------------

COMMENT 7.  PLEASE ADD A DESCRIPTION OF THE FUND'S OPERATING POLICIES WITH
            RESPECT TO BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                    Response 7. The SAI currently includes such disclosure in
                    the section titled "Description of the Fund and Its
                    Investments and Risks - Investment Strategies and Risks -
                    Borrowing."

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984. Thank you.

Sincerely,

/s/ Eric C. Griffith
Eric C. Griffith

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